February 12, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (734) 591-4460

Todd Wiseley
Vice President of Administration
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, MI 48152

> **Re: Valassis Communications, Inc.**
> **Definitive Schedule 14A**
> **Filed April 9, 2007**
> **File No. 001-10991**

Dear Mr. Wiseley:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel

cc: *By facsimile to (212) 547-5444*
        Amy S. Leder, Esq.
        McDermott Will & Emery LLP